NEWS RELEASE

Birch Mountain Receives Significant Aggregate Order

CALGARY, April 5, 2007 - Birch Mountain Resources Ltd. ("Birch Mountain") (BMD: TSX and AMEX) is pleased to announce that it has received a purchase order for a significant quantity of aggregate from its Muskeg Valley Quarry for use in an oil sands infrastructure project. The order is for 500,000 tonnes of aggregate with delivery commencing on April 20, 2007. Birch has sufficient material in place to meet this order and therefore will not need to make additional expenditures for blasting and crushing.

This order is the largest received to date and is an important first step towards realizing projected aggregate sales for 2007. Winter break-up in the oil sands region is imminent, marking the beginning of the annual construction season which normally continues until late November or early December. Maximum construction activity is usually from the mid-second quarter through the early fourth quarter.

With the high throughput crushing spread that is now being erected on site, Birch Mountain will have the capacity to produce 9 million tonnes of crushed aggregates and a further 2 million tonnes of uncrushed aggregate annually. Based on the 2006 Technical Report, this capacity is sufficient to meet Birch Mountain’s projected aggregate sales to 2020 and, if required, additional crushing capacity can be contracted. Birch Mountain is confident that it is well positioned to meet projected aggregate sales for 2007 and beyond.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Derrick Kershaw, Senior Vice President, Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com, or Steve Chizzik, Equity Communications Tel 908.688.9111

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.